Mail Stop 3561

October 24, 2006

Michael Moran, CEO
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

> **Re:** **Allion Healthcare, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Supplemental response filed August 30, 2006**
> **File No. 0-17821**

Dear Mr. Moran:

       We have reviewed your supplemental response letter and proposed disclosures and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Financial Statements, page 42

1.   We note various references in your supplemental response to computational errors which you believe did not have a material effect on your financial statements, as well as proposed additional disclosures for future filings, as opposed to amendment of the previously filed reports. After considering our additional comments below, if you continue to believe that the previously filed financial statements do not require amendment, please provide us with a detailed analysis of how you reached this determination, including the quantitative impact of each

error on each affected quarterly and annual period, as well as the cumulative effect of all unrecorded adjustments on retained earnings. With respect to any proposed disclosure revisions in future filings, please tell us how you concluded that amendment of the previously filed periodic reports was not required, and that the additional disclosures were not sufficiently material to investors such that they could be provided in a filing that will not be made until March 2007.

Stock-Based Compensation Plans, page 51

2. We note your response to prior comment two. Please tell us why you believe that using implied volatility based on publicly traded LEAPs for comparable companies was appropriate in determining the expected volatility of your common stock. Tell us the specific accounting literature on which your determination of volatility was based. As discussed in paragraphs 284-285 and Appendix F to FAS 123, expected volatility should be based on historical volatility. Where the issuer's common stock is not publicly traded, historical volatility may be estimated using the historical volatility of comparable public companies. We note that you also used a volatility assumption of 20% to value the issuances of various warrants. Please address this comment with respect to the determination of the volatility assumptions for these warrant issuances as well.

Note 5 - Acquisitions, page 54

3. In your response to our prior comment six you state that you recorded the fair value of the warrants at the date of issuance under EITF 97-8, and recorded a gain upon the extinguishment of the warrants rather than adjusting the purchase price of the acquisition in accordance with SFAS 150. However, it is unclear how you determined that the issuance of the warrants should be recorded under EITF 97-8. We note that EITF 97-8 is only applicable to contingent consideration that is based on earnings or that is based on a guaranteed value of the securities issued to effect the combination, neither of which appears to be applicable. While the put feature of the warrants effectively guarantees a minimum value for the warrants, it does not appear to guarantee the value of the securities issued in the acquisition itself, as the consideration for the acquisition consisted primarily of cash and notes payable. Accordingly, it would appear that the warrants should be valued as part of the purchase price for the acquisition in accordance with paragraph 20 of SFAS 141, and that any subsequent gain or loss on the settlement of the warrants should be recorded as an adjustment to the fair value of the previously issued securities, rather than as other income. Refer to Issue Summary No. 1 of EITF 97-8 and revise the financial statements accordingly, or explain in more detail why you believe that no revisions are required.

4.   In various areas of your proposed disclosure you state all 351,438 warrants were extinguished. However, in the third paragraph of your proposed page 56, you state that "[50% of the] warrants remained exercisable for those non-redeemed 175,719 shares." Revise to clarify whether all of the warrants were extinguished or not. If they were not extinguished, please explain your accounting treatment for the remaining warrants.

5.   We note your response to our prior comment nine. Please provide us with the independent valuation report you relied on to help you determine the 15 year useful life of the referral lists. Also, provide us with the version of the SEC Division of Corporation Finance "Current Accounting & Disclosure Issues" you utilized in helping corroborate your conclusions.

6.   With respect to our prior comment 11, we note your proposed revisions stating the reasons for the various acquisitions, in accordance with paragraph 51b of SFAS 141. However, you do not appear to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. We also could not find your proposed disclosures with respect to paragraph 51c of SFAS 141. Please revise to include this information.

Note 18. Stockholder's Equity, page 64

C. Warrants, page 65

7.   We note your proposed revisions and your response to our prior comment 12. We note that you cite various guidance including EITF 97-8, FAS 150 and EITF 96-18 as reasons why no compensation expense was recorded for the various issuances. For each individual warrant issuance, please tell us the specific accounting literature on which your conclusion was based and why you believe the issuance was appropriately accounted for under such guidance. Tell us how each issuance was originally recorded, any revisions that you believe are appropriate in response to our comments, each of the original and revised valuation assumptions, and how you propose to resolve any discrepancies. Note that for each warrant issuance, we believe that the accounting treatment, stock price, exercise price, risk free interest rate, volatility, expected term and dividend yield (if applicable) should be separately disclosed. Please advise or revise accordingly.

8.   We reiterate our request for you to tell us your accounting treatment for the 375,000 warrants issued in 2000. Also, please tell us the cause for the fair market value adjustment discussed in your response.

9.   We note you used a volatility assumption of 1% for multiple warrant issuances. As discussed in footnote (1) to EITF 96-18, the minimum value method specified in paragraph 20 of FAS 123 is not an acceptable method for determining the fair value of non-employee awards by nonpublic companies. Please advise or revise accordingly.

10.   You state in October 2003 that you issued 125,000 warrants to a director with respect to equity raising activities, whereas your previous disclosure indicated that the warrants were issued in July 2003 with respect to a loan guarantee. Please provide further explanation as to the precise nature of the services the director provided with respect to the equity raising activities. Revise your disclosure to include the fair value of the warrants issued and all valuation assumptions, in accordance with paragraph 2 of SFAS 57. Also, provide us with a copy of the warrant agreement and any other contemporaneous evidence documenting the nature of the services provided by the director. We may have additional comments after reviewing your response.

11.   Please explain to us your basis for using a volatility assumption of 40% for the warrants issued in April and May 2005. Tell us how you determined this volatility percentage was appropriate. Refer to SFAS 123.

12.   Note our comment under the heading of "Stock-Based Compensation Plans" for the 20% volatility assumption used for the options issued during 2005. Also, we note you used a volatility assumption of 32.6% for the 455,000 options issued on June 28, 2006. Explain to us your basis for using this volatility percentage and how you determined this percentage was appropriate under FAS 123(R).

13.   We note your proposed response to our prior comment 13. Please enhance your proposed revisions by discussing your requirement to keep the registration statement effective and any penalties or lack thereof. Although the warrants may require settlement in registered shares, liquidated damages may render the settlement in registered shares uneconomic, and accordingly, may result in liability classification of the instrument under EITF 00-19. Accordingly, we believe that your revised disclosure should address the impact of any such penalties under EITF 00-19 and EITF 05-04, if applicable.

Form 10-QSB as of March 31, 2006

Item 4. Controls and Procedures, page 22

14.   We note your response and proposed revisions with respect to our prior comment 15. We reiterate our request for you to revise to state clearly, if true, that your chief executive and financial officers concluded your disclosure controls and

procedures are effective at the aforementioned reasonable assurance level. Also, please apply this comment to Item 4 of the Form 10-QSB as of June 30, 2006.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before November 15, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies